Exhibit 3.92(a)
ARTICLES OF INCORPORATION
OF
USP WEST COVINA, INC.
I.
The name of this corporation is USP West Covina, Inc.
II.
The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporation Code.
III.
The name in the State of California of this corporation’s initial agent for service of process is: CT Corporation System.
IV.
This corporation is authorized to issue only one class of shares of stock and the total number of shares which this corporation is authorized to issue is 1,000.

Dated November 5, 2001	/s/ Alex Bennett
Alex Bennett, Incorporator